Exhibit 99.1

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES COMPLETION OF THE SALE OF ITS
GERMAN COMMERCIAL PROPERTIES PORTFOLIO

HERZLIYA, Israel, July 9, 2020 – Optibase Ltd. (NASDAQ: OBAS), or Optibase, today announced that further to its announcement dated February 11, 2020, its wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, has yesterday completed the sale of the Company's portfolio in Germany comprised of twenty-seven (27) separate commercial properties, located mostly in Bavaria, Germany, for  a total consideration of EUR 35 million (app. $38.9).

Commenting on the transaction, CEO of Optibase, Amir Philips, said, “We are very pleased to complete this transaction. It allows Optibase to both achieve compelling returns and generate significant liquidity, which among other uses will help us enhance our financial stability in those challenging times and support our ongoing activities”.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Germany, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.